Exhibit 4.34

STATEMENT OF EXECUTIVE COMPENSATION

a.	General

The following information about Bitzero Blockchain Inc. (the “Company”) is presented in accordance with Form 51-102F6V which prescribes the disclosure requirements in respect of the compensation of NEOs (as defined below) and directors of reporting issuers, for the financial year ended September 30, 2025, and 2024. All amounts are presented in United States dollars, which is the reporting currency of the Company’s financial statements.

For the purposes of this form:

“NEO” or “named executive officer” means each of the following individuals:

1.	each individual who served as chief executive officer (“CEO”) of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year;

2.	each individual who served as chief financial officer (“CFO”) of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year;

3.	the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than CAD$150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year; and

4.	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

The Company’s NEOs for the financial year ended September 30, 2025, were as follows:

(a)	Mohammed Bakhashwain (CEO and Director);

(b)	Igor Kostioutchenko (CFO); and

(c)	Giovanni Gaudenzi (Head of Finance); and

(d)	Frank Aadnevik (CEO of Exanorth AS, a wholly-owned Norwegian subsidiary of the Company (“Exanorth”)).

b.	Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company and their subsidiaries, excluding compensation securities, to each NEO and director, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for service provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof, for the periods indicated:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission (US$)	Bonus (US$)	Committee or Meeting Fees (US$)	Value of Perquisites (US$)	Value of All Other Compensation (US$)	Total Compensation (US$)
Mohammed Bakhashwain CEO & Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Igor Kostioutchenko(1) CFO	2025 2024	$133,000 $107,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$133,000 $107,000
Giovanni Gaudenzi Head of Finance	2025 2024	$220,000 $180,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$220,000 $180,000
Frank Aadnevik(2) CEO of Exanorth	2025 2024	$315,197 $267,840	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$315,197 $267,840

Notes:

1.	Igor Kostioutchenko provides CFO services to the Company through his accounting firm, K&P CPAs, Professional Corporation.

2.	Frank Aadnevik provides CEO services to Exanorth through his wholly-owned company, Aadnevik Invest AS.

c.	Stock Options and Other Compensation Securities

The following table summarizes all compensation securities granted or issued to each Named Executive Officer and director during the most recent completed financial year ended September 30, 2025, for services provided, directly or indirectly, to the Company, or their subsidiaries:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)(2)(3)(4)(5)	Date of issue or grant	Issue, conversion or exercise price (US$)(6)	Closing price of security or underlying security on date of grant (US$)(6)	Closing price of security or underlying security at year end (US$)(6)	Expiry Date
Mohammed Bakhashwain CEO & Director	RSUs	10,000,000(7) (10,000,000 Common Shares) (2.35%) 15,000,000(7) (15,000,000 Common Shares) (3.52%)	2/10/2025 6/29/2025	0.20 0.20	- -	- -	2/10/2035 6/29/2035
2,500,000(8)
Giovanni Gaudenzi Head of Finance	RSUs	(2,500,000 Shares) (0.59%) 3,500,000(7) (3,500,000 Shares)	1/31/2025 6/29/2025	0.20 0.20	- -	- -	1/31/2035 6/29/2035
(0.82%)
Frank Aadnevik CEO of Exanorth	RSUs	2,500,000(7) (2,500,000 Shares) (0.59%)	2/10/2025	0.20	-	-	2/10/2035

Notes:

1.	RSUs (as hereinafter defined) are granted pursuant to and in accordance with the terms and conditions set forth in the RSU Plan (as hereinafter defined).

2.	There has been no compensation security that has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

3.	There are no restrictions or conditions for converting, exercising or exchanging the compensation securities, other than the vesting conditions described herein.

4.	As of September 30, 2025, Messrs. Bakhashwain, Kostioutchenko and Aadnevik each held Nil RSUs and Nil Options (as hereinafter defined). Mr. Gaudenzi held an aggregate of 2,500,000 RSUs (0.59% of total Shares (as hereinafter defined) outstanding) and Nil Options.

5.	Percentages are calculated based on 426,295,923 Shares issued and outstanding as of September 30, 2025.

6.	The Shares were not listed or quoted on any stock exchange or marketplace during the financial year ended September 30, 2025. The conversion price represents the deemed price per Share underlying each RSU at the time of grant. RSUs are settled for no additional consideration by the issuance of one Share per RSU.

7.	All RSUs vested immediately on the date of grant.

8.	All RSUs vest upon the closing of the reverse takeover transaction with WBC Capital Corp.

d.	Exercise of Compensation Securities by Directors and NEOs

The following table summarizes all compensation securities exercised by each Named Executive Officer and director during the financial year ended September 30, 2025:

Name and Position	Type of compensation security	Number of underlying securities exercised	Exercise price per security (US$)	Date of exercise	Closing price per security on date of exercise(1)(2) (US$)	Difference between exercise price and closing price on date of exercise(1)(2) (US$)	Total value on exercise date(1)(2) (US$)
Mohammed Bakhashwain CEO & Director	RSUs	10,000,000(2) 15,000,000(2)	0.20 0.20	2/14/2025 7/31/2025	- -	- -	2,000,000 3,000,000
Giovanni Gaudenzi Head of Finance	RSUs	3,500,000(2)	0.20	7/31/2025	-	-	700,000
Frank Aadnevik CEO of Exanorth	RSUs	2,500,000(2)	0.20	2/14/2025	-	-	500,000

Note:

1.	The Shares were not listed or quoted on any stock exchange or marketplace during the financial year ended September 30, 2025. The conversion price represents the deemed price per Share underlying each RSU at the time of grant. RSUs are settled for no additional consideration by the issuance of one Share per RSU.

2.	All RSUs vested immediately on the date of grant.

e.	Stock option plans and other incentive plans

To provide a long-term component to the compensation program, the Company adopted a 10% “rolling” stock option plan (the “Stock Option Plan”), and a 10% “rolling” restricted share unit (“RSU”) plan (the “RSU Plan”). The maximization of shareholder value is encouraged by granting stock options (“Options”) and RSUs to eligible participants. Recommendations for Options and RSUs have historically taken into account factors such as awards made in previous years, the number of Options and RSUs outstanding per individual and the individual’s level of responsibility.

Other than the Stock Option Plan and RSU Plan, the Company does not currently have any other long-term incentive or other plans pursuant to which cash or non-cash compensation has been or will be paid or distributed to any director or executive officer.

Option Plan

The board of directors of the Company (the “Board”) adopted the Stock Option Plan dated April 16, 2021 to attract, retain and motivate directors, officers, key employees and consultants by providing them with the opportunity to acquire a proprietary interest in the Company through ownership of common shares in the capital of the Company (“Shares”). The Stock Option Plan is administered by the Board, which has authority to determine eligible participants, the number of Options granted, the vesting schedule, and the exercise price. The aggregate number of Shares issuable upon exercise of Options may not exceed 10% of the issued and outstanding Shares at the time of determination under the Stock Option Plan. Unless otherwise specified by the Board at grant, Options generally vest as to 25% on the first anniversary of the grant date, and thereafter in equal yearly instalments over the following three years, and expire on the day after the tenth anniversary of the date of grant. Subject to the terms of the Stock Option Plan, upon cessation of service due to death, disability or retirement, vested Options remain exercisable for 180 days (or until expiry, if earlier); upon termination without cause or voluntary resignation (employees/executives) and upon termination or voluntary termination (consultants) other than for cause, vested Options remain exercisable for two years (or until expiry, if earlier); and upon termination for cause, Options are cancelled in accordance with the Stock Option Plan.

RSU Plan

The Board adopted the RSU Plan effective June 18, 2022 to provide incentive compensation to Eligible Persons (as such term is defined in the RSU Plan) and to secure the benefits of share ownership, including in circumstances where Eligible Persons have forgone salary to assist the Company in cash management. Awards under the RSU Plan are administered by the Board (or a delegated committee). The aggregate number of Shares that may be reserved for issuance at any time under the RSU Plan together with any other share compensation arrangements of the Company (including the Stock Option Plan) may not exceed 20% of the issued and outstanding Shares at the time of grant, and the RSU Plan includes limitations on issuances to insiders. Vesting terms are determined by the Board/committee and are set out in the applicable RSU award notice. Upon vesting and delivery of a Trigger Notice (as such term is defined in the RSU Plan), the Company generally settles vested RSUs by issuing, net of applicable withholding taxes, one Share for each whole vested RSU on or before the 10th business day following the Trigger Date and no later than the Expiry Date (as such term is defined in the RSU Plan). Fractional Shares are not issued; cash is paid in lieu of any fractional Share entitlement in accordance with the RSU Plan.

f.	Employment, consulting and management agreements

K&P Services Agreement

On March 21, 2024, the Company entered into a services agreement with K&P CPAs, Professional Corporation in connection with the provision of CFO, investor relations, finance, and accounting support (the “K&P Services Agreement”). The Company adopted the K&P Services Agreement. Pursuant to the K&P Services Agreement, the Company shall pay K&P CPAs, Professional Corporation C$12,750 per month as compensation, K&P CPAs, Professional Corporation is entitled to compensation if a change of control occurs, and after twelve months from the effective date, K&P CPAs, Professional Corporation may increase the monthly fee by providing sixty days prior written notice.

The K&P Services Agreement provides that if within twelve (12) months following a “change of control” of the Company, the K&P Services Agreement is terminated by the Company, other than if K&P CPA Professional Corporation terminates the K&P Services Agreement for any reason at any time within twelve (12) months after the “change of control”, then the Company will pay K&P a severance amount equal to twelve times the monthly fee payable pursuant to the K&P Services Agreement.

Gaudenzi Employment Agreement

On August 11, 2022, the Company entered into an executive employment agreement with Giovanni Gaudenzi, through which Giovanni Gaudenzi is employed as the Company’s Chief Financial Analyst (the “Gaudenzi Employment Agreement”). The Company adopted the Gaudenzi Employment Agreement. Among other responsibilities, pursuant to the Gaudenzi Employment Agreement, Giovanni assists in financial planning and strategy development, conducting financial modeling and risk assessment, and analyzing financial data and market conditions for the Company and its subsidiaries. Giovanni receives US$360,000 per year.

The Gaudenzi Employment Agreement has the following provisions related to termination and change of control:

●	If the Gaudenzi Employment Agreement is terminated for just cause (as defined in the Gaudenzi Employment Agreement), the Company may terminate the employment immediately, without providing additional notice, and without any obligation to offer severance benefits. Upon termination for just cause, Giovanni Gaudenzi is entitled to the following:

i.	Any accrued and unpaid base salary and bonus earned up to the date of the termination;

ii.	Any accrued but unpaid vacation pay earned up to the date of termination;

iii.	Reimbursement of any pre-approved expenses incurred, but which remain unpaid up to the date of termination.

●	Upon termination voluntarily by Giovanni Gaudenzi, Giovanni shall be entitled to the following:

i.	Any accrued and unpaid base salary and bonus earned up to the date of termination;

ii.	Any accrued but unpaid vacation pay earned up to the date of termination;

iii.	Any other payments, benefits, or entitlement under the Employment Standards Act other than termination or severance pay;

iv.	Reimbursement of any pre-approved expenses incurred, but which remain unpaid up to the date of termination.

●	If the Gaudenzi Employment Agreement is terminated without just cause, Gaudenzi is entitled to the following:

1)	24 months base salary and bonus;

2)	Any accrued and unpaid base salary and bonus earned up to the date of termination;

3)	Any accrued but unpaid vacation pay earned up to the date of termination;

4)	Reimbursement of any pre-approved expenses incurred, but which remain unpaid up to the date of termination.

●	In the event of a change of control of the Company, Giovanni Gaudenzi is entitled to the following pursuant to the Gaudenzi Employment Agreement:

1)	In the event of a change of control, if Gaudenzi’s employment is terminated by the Company without cause within 12 months following the effective date of the change of control, Gaudenzi shall be entitled to a severance payment equal to 36 months base salary and bonus, payable within 14 days of termination;

2)	If the employee holds any Options that are unvested as of the effective date of the change of control, all unvested Options shall immediately vest upon the change of control.

Aadnevik Consulting Agreement

On January 3, 2024, Exanorth AS, a wholly-owned Norwegian subsidiary of the Company, entered into a consultancy agreement with Aadnevik Invest AS, a company wholly-owned by Frank Aadnevik, pursuant to which Aadnevik Invest AS provides CEO-level services to Exanorth AS, including overseeing Exanorth’s business activities in Norway, focusing on regulatory compliance, handle reservation of grid capacity and procurement negotiations with suppliers, supervise regulatory compliance, including property acquisitions and licensing processes, and coordinate electrical and mechanical infrastructure development, among other responsibilities (the “Aadnevik Consulting Agreement”).

Pursuant to the Aadnevik Consulting Agreement, Exanorth AS pays Aadnevik Invest AS a monthly fee of US$25,000, exclusive of VAT, subject to annual adjustment in accordance with the Norwegian consumer price index effective July 1 of each year. Aadnevik Invest AS is also entitled to a performance-based incentive equal to 5% of Exanorth AS's net savings derived from energy and grid cost-saving schemes administered by Aadnevik Invest AS.

The Aadnevik Consulting Agreement commenced on February 1, 2024, for an initial term of 12 months and renews automatically on a month-to-month basis thereafter. Either party may terminate the agreement upon 30 days' prior written notice.

g.	Oversight and description of director and named executive officer compensation

The Company provides a market-based blend of base salaries, bonuses and equity incentive components in the form of Company awards to further align the interests of management with the interests of the Company’s shareholders.

The Company’s policies on compensation for its NEOs will provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

1.	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;

2.	reflect recognition and encouragement of leadership, entrepreneurial spirit and teamwork;

3.	reflect an alignment of the financial interests of the executives with the financial interest of the shareholders;

4.	include Options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

5.	reflect a contribution to enhancement of shareholder value; and

6.	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Company’s executive compensation program encompasses three elements as follows: (i) base salary; (ii) short-term compensation incentives for management through cash bonuses; and (iii) long-term compensation incentives (primarily Options) related to long-term increases in Share value.

Research and Benchmarking

The Company does not engage in formal benchmarking with an independent advisory firm for the purpose of establishing the executive compensation program relative to any predetermined level or specified peer group of companies when considering the design of its program. Currently, the Compensation and Governance Committee make reference to internally prepared comparative analysis to peer companies provided by management to evaluate the appropriateness and competitiveness of its executive compensation program.

Mitigation of Compensation-Related Risk

As part of its annual review of the Company’s compensation policies and practices, including the setting of annual corporate performance objectives, the Compensation and Governance Committee considers risks associated with such policies and practices. The Board and the Compensation and Governance Committee consider and assess, as necessary, risks relating to compensation prior to entering into or amending employment contracts with NEOs and when setting the compensation of directors. The Board and the Compensation and Governance Committee intend to establish compensation policies and practices that are appropriate for its industry and stage of business and that such policies and practices do not have associated with them any risks that are reasonably likely to have a material adverse effect on the Company or which would encourage a NEO to take any inappropriate or excessive risks. The Compensation and Governance Committee continually reviews the Company’s compensation policies, including its compensation-related risk profile, as necessary, to ensure its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company or encourage a NEO to take any inappropriate or excessive risks.

Elements of the Company’s Executive Compensation Program

Base Salary

Base salary represents a key component of an executive officer’s compensation package as it is the first step in ensuring a competitive structure based on a number of factors, including peer group comparison.

The base salary for each of the executive officers of the Company are reviewed and established annually, typically during the first quarter of the fiscal year with changes to be implemented as of the beginning of each fiscal year. Base salaries are determined according to the particular executive officer’s personal performance and seniority, contribution to the business of the Company and the size and stage of development of the Company. Base salaries will also be reviewed from time to time to ensure comparability with industry norms. The Company anticipates hiring qualified management from around the world and therefore will likely look to compensation paid by Canadian competitors.

h.	Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.